Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)  Name of company

Royal & Sun Alliance Insurance Group plc

2)  Name of shareholder having a major interest

Brandes Investment Partners LLC

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Holding of the shareholder named in 2

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5)  Number of shares/amount of stock acquired

N/A

6)  Percentage of issued class

N/A

7)  Number of shares/amount of stock disposed

Not disclosed

8)  Percentage of issued class

Not disclosed

9)  Class of security

Ordinary shares of 27.5p each

10)  Date of transaction

24 October 2003

11)  Date company informed

19 February 2004, by way of a letter dated 18 February 2004

12)  Total holding following this notification

122,074,167 ordinary shares of 27.5p each.

Of the total holding, 33,121,075 ordinary shares of 27.5p each are held in the form of 6,624,215 American Depositary Receipts (one American Depositary Receipt represents five ordinary shares of 27.5p each).

13)  Total percentage holding of issued class following this notification

4.2%

14)  Any additional information

15)  Name of contact and telephone number for queries

Gill Roberts 020 7569 4032

16)  Name and signature of authorised company official responsible for making this notification

Jackie Fox
Deputy Group Company Secretary

Date of notification 20 February 2004